                                                             Filed by N2H2, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                     Subject Company: N2H2, Inc.
                                                     Commission File No. 0-26825

The following is a joint press release issued by N2H2, Inc. and Secure Computing Corporation regarding N2H2's proposed merger with Secure Computing pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 28, 2003, by and among Secure Computing, Nitro Acquisition Corp. and N2H2. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by N2H2 on July 29, 2003, and is incorporated by reference into this filing.

-----------------

FOR IMMEDIATE RELEASE

N2H2 CONTACTS:                            SECURE COMPUTING CONTACTS:
EDITORIAL:                                EDITORIAL:
David Burt N2H2                           Shannon Gomez, Secure Computing
dburt@n2h2.com                            shannon_gomez@securecomputing.com
206-892-1130                              408-979-6121

INVESTOR:                                 INVESTOR:
Paul Quinn, N2H2                          Elissa Lindsoe, Secure Computing
pquinn@n2h2.com                           elissa_lindsoe@securecomputing.com
206-336-1520                              651-628-5362


   N2H2 AND SECURE COMPUTING ANNOUNCE DATE OF SHAREHOLDER MEETING TO APPROVE
                    ACQUISITION OF N2H2 BY SECURE COMPUTING

SAN JOSE, CA. AND SEATTLE, WA. -- SEPTEMBER 2, 2003 -- N2H2, Inc. (OTCBB:
NTWO.OB), a global Internet content filtering company, and Secure Computing Corporation (Nasdaq: SCUR), the experts in protecting the most important networks in the world, today announced additional developments in N2H2's pending acquisition by Secure Computing. A special meeting of N2H2's shareholders to approve the acquisition is set for October 13, 2003.

      On July 29, 2003 N2H2 and Secure Computing announced a definitive merger agreement for Secure Computing to acquire all the outstanding stock of N2H2, Inc. in an all-stock transaction valued at approximately $19.9 million, based upon the close of market price on July 28, 2003. Under the merger agreement, Secure will issue 0.0841 shares of Secure Computing common stock for each outstanding share of N2H2 common stock, or approximately 1.861 million shares.

      On August 29, 2003, the registration statement for the shares to be issued by Secure Computing in the transaction was declared effective by the United States Securities and Exchange Commission. Proxy statements for the special meeting will be mailed on September 5, 2003 to all N2H2 shareholders as of the record date, which is August 27, 2003.

      A special meeting of N2H2 shareholders to approve the acquisition is scheduled for October 13, 2003 at 1:00 P.M., PST. The meeting will be held at the Bank of California Building, 5th Floor in Seattle, Washington. If shareholders approve the merger at the meeting, and the other conditions to the closing of the acquisition are satisfied, the acquisition is expected to close on or about October 13, 2003.

ABOUT N2H2

      N2H2 is a global Internet content filtering company. N2H2 software helps customers control, manage and understand their Internet use by filtering Web content, monitoring Internet access and delivering concise reports on user activity. These safeguards are designed to enable organizations of any size to limit potential legal liability, increase user productivity and optimize network bandwidth.

      Based in Seattle, Wash. and serving millions of users worldwide, N2H2's Bess and Sentian product lines are powered by the company's premium-quality filtering database - a list consistently recognized by independent and respected third-parties as the most effective in the industry. N2H2's Sentian and Bess software (v2.0) is integrated with the Cisco Routers running IOS firewall (v12.2(15)T) and PIX firewall (v6.2 or later), Cisco Content Engine (ACNS v4.1 or later). N2H2's software is Microsoft Gold Certified for the Microsoft ISA firewall, Check Point OPSEC compliant and available for major platforms and devices. Additional information is available at http://www.n2h2.com or 206-336-1501 or 800-971-2622.

ABOUT SECURE COMPUTING

      Secure Computing (Nasdaq: SCUR) has been protecting the most important networks in the world for over 20 years. With broad expertise in security technology, Secure Computing develops network security products that help customers create a trusted environment both inside and outside of their organizations. Global customers and partners include the majority of the Dow Jones Global 50 Titans and the most prominent organizations in banking, financial services, healthcare, telecommunications, manufacturing, public utilities, and federal and local governments. The company is headquartered in San Jose, Calif., and has sales offices worldwide. For more information, see http://www.securecomputing.com.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

      On August 29, 2003, Secure Computing filed with the Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-107804) containing a definitive proxy statement/prospectus and other relevant materials. The proxy statement/prospectus will be sent on or about September 5, 2003 to shareholders of N2H2 seeking their approval of the proposed transaction. N2H2 shareholders are urged to read the proxy statement/prospectus, because it contains important information about Secure Computing, N2H2 and the merger. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus and other documents filed by Secure Computing with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained without charge by N2H2 shareholders by directing a request to: N2H2, Inc., 900 Fourth Avenue, Suite 3600, Seattle, WA 98164, Attn: Investor Relations.

      Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the acquisition.

      N2H2 and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of N2H2 in favor of the merger. Information about the executive officers and directors of N2H2 and their ownership of N2H2 common stock is set forth in the proxy statement for N2H2's 2003

Annual Meeting of Shareholders, which was filed with the Commission on January 27, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of N2H2 and its executive officers and directors in the merger by reading the Registration Statement and the proxy statement/prospectus regarding the acquisition.

N2H2 FORWARD LOOKING STATEMENTS

      This press release contains forward-looking statements regarding N2H2, including statements about the anticipated closing of N2H2's acquisition by Secure Computing. Forward-looking statements are based on the judgment and opinions of management at the time the statements are made. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements. Actual results could differ materially from those expressed or implied by the forward-looking statements for a number of reasons, including, without limitation, the risk that the conditions to the closing of the transaction with Secure Computing are not satisfied and the acquisition does not close. More detailed information regarding these and other factors that could affect actual results is set forth in our filings with the Securities and Exchange Commission, including our most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission file No. 0-26825). You should not unduly rely on these forward-looking statements which apply only as of the date of this release. We undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

SECURE COMPUTING FORWARD-LOOKING STATEMENTS

      The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include Secure Computing's belief that N2H2 is an excellent fit with Secure Computing and that the acquisition of N2H2 will strengthen Secure Computing's current activities, add a base of new education customers, expand the scope of Secure's product line and be accretive in the first quarter of combined operations. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others, the following risks: that the transaction will not close, that the closing will be delayed, that customers and partners will not react favorably to the merger, risks associated with acquiring other companies, including integration risks, and other risks described in Secure Computing's and N2H2's Securities and Exchange Commission filings, including Secure's Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Secure undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.